Exhibit 99.1

Israel Tax Authority

Professional Division

Capital Markets Taxation Department

November 9, 2022
Request No.: 20220713
To
Kost Forer Gabbay and Kasierer - Accountants
144a Menachem Begin Road,
Tel Aviv 67067

By email: Hayim.Avisar@il.ey.com

Dear Madam/Sir,

Re: Withholding Tax at Source in Connection with the Acquisition of Shares and Rights of RADA Electronic Industries Ltd.
(Ref.: Your application dated May 3, 2022)

1.	Below are the facts as provided to us by you:

1.1.
RADA Electronic Industries Ltd. (Company No. 520035320, withholding file 902057959) (hereinafter: the “Company”) is a public company that was incorporated in Israel in 1970, and whose shares are traded on NASDAQ commencing April 1985, and commencing 2021, its shares are also listed for trade on the Tel Aviv Stock Exchange. The Company is engaged in the development, manufacture and marketing of electronic systems, products and computerized equipment for military purposes, and mainly tactical radars. The Company’s offices are located in Netanya and it owns a manufacturing plant for its products in Beit She’an.

The Company holds (100%) a subsidiary domiciled in the United States, named RADA Sensors, Inc., which was incorporated in the State of Delaware in 2018 (hereinafter: the “Subsidiary”). The Subsidiary wholly-owns (100%) three subsidiaries domiciled in the United States: (1) RADA Technologies LLC (hereinafter: “RTL”) - which was incorporated in Delaware in 2018; (2) RADA Innovations LLC (hereinafter: “RIL”) - which was incorporated in Delaware in 2021; (3) an inactive company called RADA USA LLC (hereinafter: “RUL”) - which was incorporated in Delaware in 2021. The chart of the holding structure of the RADA group and the companies it owns prior to the transaction is attached as Appendix A.  (The Subsidiary, RTL and RIL will be collectively referred to below as the “Subsidiaries”).

1.2.
As of July 8, 2022, the issued and paid-up share capital of the Company, which is listed in full for trade on NASDAQ or on the Tel Aviv Stock Exchange, is 49,720,294 ordinary shares, par value NIS 0.03 each. It is hereby clarified that there are no other equity instruments issued by the Company, including warrants, etc., other than equity instruments (as defined in Section 1.4 below), which were allocated to the Company’s employees and consultants, as well as employees of its Subsidiaries.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
1.3.
The Company adopted two equity compensation plans, the first in 2015 and the second in 2021 (hereinafter: the “2015 Plan”; the “2021 Plan”; and collectively: the “Plans”), under which it allocated options for the purchase of ordinary shares of the Company to employees and consultants of the Company, as well as to employees of its Subsidiaries (hereinafter: the “Equity Instruments”), as will be set forth below:

1.4.1	To Israeli resident employees and consultants -

1.4.1.1
To employees who are residents of Israel - on August 18, 2015, and November 25, 2021, respectively, the Plans were submitted for approval of the Afula Tax Assessing Officer, on the capital gains track by way of a trustee, in accordance with the provisions of Section 102(b)(2) of the Income Tax Ordinance [New Version], 5721-1961 (hereinafter: the “Ordinance”). IBI Trust Management Ltd., company No. 515020428, withholdings file 936080233 (hereinafter: the “102 Trustee”)[1], had served as a trustee for each of the Plans, commencing on the submission date of the Plan to the tax assessing officer.

1.4.1.2
To consultants who are residents of Israel - between the years 2016-2021, the Company allocated equity instruments to consultants who are residents of Israel, who are not subject to the provisions of Section 102 of the Ordinance but rather to the provisions of Section 3(i) of the Ordinance. It is clarified that these instruments that were allocated to the consultants were also deposited with the 102 Trustee - for practical considerations, although as is known, the provisions of Section 3(i) of the Ordinance do not require such a deposit.

1.4.1.3
It is noted that in parallel to the submission of the request for this ruling, a request was submitted to the Employee Options Department of the Tax Authority for a tax ruling regarding the tax arrangement that will apply to the equity instruments set forth in Sections 1.4.1.1-1.4.1.2 above, which were allocated as stated to the Israeli resident employees and consultants of the Company (hereinafter jointly: the “Equity Instruments to Israeli Residents”), and therefore the tax implications in their matter are not part of the request within the above-referenced application. Ruling no. 20221260 was obtained on August 30, 2022 (hereinafter: the “Employee Options Tax Ruling”) (a copy of the ruling is hereby attached as Appendix B).

[1]	Formerly: “102 Equity Compensation Management,” the name was changed on January 24, 2017.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
1.4.2
To foreign resident employees - The Company has allocated to employees (who are not Israel residents) of the Subsidiaries, equity instruments under the Plan (hereinafter: the “Equity Instruments to Foreign Residents”). The Company hereby declares that it did not claim expenses for tax purposes due to the allocation of equity instruments to employees (foreign residents) of the Subsidiaries.[2] It is hereby clarified that such instruments were also deposited with the 102 Trustee.

1.4.	The shareholders of the Company, and holders of equity instruments will be hereinafter referred to as the “Offerees” or “All of the Offerees,” as applicable.

1.5.
On June 21, 2022 (hereinafter: the “Signing Date”), the Company engaged with Leonardo DRS, Inc. (hereinafter: the “Purchasing Company”, a private company domiciled in the United States, which intends to issue new shares within the Purchase Transaction (as defined below) to be listed for trade under dual-listing - on the NASDAQ Stock Exchange or the New York Stock Exchange (NYSE), as well as the stock exchange in Israel), and the Target Company, as defined below, in a merger agreement for the acquisition of all of the shares and rights in the Company (hereinafter: the “Agreement,” and the “Purchase Transaction” respectively), under the reverse triangular merger structure (hereinafter: the “Merger”):

1.6.1
The Purchasing Company established a wholly owned Israeli subsidiary called Blackstart Ltd. Company No. 516629557 (hereinafter: the “Designated Company” or the “Target Company”) for the purpose of the execution of the Merger.  The Target Company has no activity, assets and liabilities, except in connection with the Merger.

1.6.2
The Designated Company will merge with and into the Company, such that upon the completion of the Merger, the Company will be the surviving company in the Merger, which will be conducted in accordance with the provisions of the First Chapter of the Eighth Part of the Companies Law, 5769-1999. Upon the completion of the Merger, the Company will become a wholly owned subsidiary of the Purchasing Company and its shares will be delisted from trade on the NASDAQ stock exchange and from the Tel Aviv Stock Exchange, and the Designated Company will cease to exist.

[2]
However, it is hereby clarified that in its accounting reports, the Company recorded these expenses, which were reconciled within the framework of the adjustment report for tax purposes - such that these expenses were not claimed as stated for tax purposes.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
1.6.3
The closing of the Merger (hereinafter: the “Closing”) is expected to take place in the fourth quarter of 2022, and in any case before June 30, 2023, subject to the fulfillment of various conditions precedent set forth in the Agreement (hereinafter: the “Closing Date”).

1.6.4
The total consideration in the Purchase Transaction for the purchase of all of the shares of the Company (100%) is consideration in shares only of the Purchasing Company according to a value ratio key set forth within the Agreement (hereinafter the “Total Consideration in the Merger”), which are expected to be listed for trade on the transaction date. In total, shares of the Purchasing Company will be issued to the shareholders of the Company reflecting 19.5% of the issued and paid-up share capital of the Purchasing Company after the Merger on a fully diluted basis. In practice, each shareholder of the Company will receive one share of the Purchasing Company for each share of the Company that he held prior to the transaction (hereinafter: the “Consideration per Share”).

1.6.5	Provisions of the Agreement that will apply regarding holders of the Equity Instruments

As a general rule within the Transaction, the Equity Instruments, including Equity Instruments for Foreign Residents, and including the Equity Instruments that have not yet vested as of the Closing Date - will be replaced with equity instruments of the Purchasing Company, which reflect a similar economic value to the replaced Equity Instruments.

1.6.6	The manner of transferring the consideration to the shareholders of the Company and holders of Equity Instruments

It is emphasized that payment of the consideration will not be made by the Designated Company. The transfer of the consideration to the shareholders of the Company and the holders of Equity Instruments - will be done directly by the Purchasing Company and/or the Paying Trustee as defined below and/or by way of the 102 Trustee and/or by the Company and/or by its Subsidiaries (in relation to the holders of the Equity Instruments that were allocated as stated in Section 1.4.2, to employees of the Subsidiaries who are foreign residents). The Merger will be performed by the Purchasing Company in a manner that is not a transfer of liabilities to the Designated Company, and the Designated Company will have no liabilities from before the Merger until its liquidation upon completion of the Merger, other than liabilities in connection with the Merger. According to the Agreement, on the Closing Date of the Merger or near the same date, the Purchasing Company will transfer the Total Consideration in the Merger (other than the consideration for the Equity Instruments) to a US-domiciled paying trustee that will be determined by the Purchasing Company in coordination with the Company (hereinafter: the “Paying Trustee”). The Paying Trustee will appoint an Israeli resident trustee who will serve as the Israeli paying trustee for the withholding tax in Israel (hereinafter: the “Israeli Paying Trustee” or the “Tax Trustee”). The Tax Trustee is IBI Trust Management (Company No. 515020428, withholdings file 936080233).

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
1.7.
To the best of the Company’s knowledge, some of the shareholders of the Company acquired their shares within the Company’s IPO in 1985 and/or thereafter and/or are not controlling shareholders of the Company as the term is defined in Section 3(i) of the Ordinance (hereinafter: the “Public Shareholders”).

1.8.
In light of the trading of the Company’s shares also on a stock exchange abroad (in addition to their trading in TASE), they are listed with American Stock Transfer & Trust Co LLC, an American nominee company (hereinafter: the “Foreign Nominee Company” or “AST”), and are held in the following manner:

1.8.1.
Shares traded on a stock exchange abroad (NASDAQ) and/or on the stock market in Israel, which were purchased by way of Israeli stock exchange members (hereinafter: the “Israeli Stock Exchange Members”) (through foreign brokers or directly), and are held by way of the Foreign Nominee Company in the name of the foreign brokers and/or by way of the Israeli stock exchange members (hereinafter: the “Shares Listed in the Name of Israeli Stock Exchange Members”).

1.8.2.
Shares traded on a stock exchange abroad (NASDAQ), which were purchased by way of foreign brokers, and are held by way of the Foreign Nominee Company in the name of the foreign brokers (hereinafter: the “Shares Listed in the Name of Foreign Brokers” and the “Foreign Brokers,” respectively).

1.9.
In addition to the shares held by the shareholders from the public, there are shares of the Company that are held directly by the shareholders listed in the register of the Foreign Nominee Company not through Israeli Stock Exchange Members or through Foreign Brokers (hereinafter: the “Registered Shareholders”). It is hereby clarified that there are no existing shares which are not registered through the Foreign Nominee Company.

1.10.	The holders of Equity Instruments, which have not yet converted them into shares of the Company - are directly registered in the register managed by the 102 Trustee for the Company.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
1.11.
For the avoidance of doubt, it will be clarified that the Transaction will be carried out as an off-exchange transaction, in which it will be possible to classify public shareholders and Equity Instrument holders according to their statements.

1.12.
It is hereby declared that the Company transferred to the Professional Division of the Tax Authority, in parallel to the filing of this application - a list of shareholders of the Company that held over 5% of the share capital of the Company prior to their listing for trade (in accordance with the records in a copy of the IPO prospectus from 1985), and a reference regarding each of them - to the best of the Company’s knowledge, if it holds shares of the Company as of the submission date of the application.[3]

1.13.
It is hereby declared that on September 12, 2022 the Company was provided with a tax ruling (request no. 20220656) in connection with the manner of taxation and exemption from withholding tax at source in relation to the consideration per share that will be paid to the Interested Public as defined in Section 1.17 of the aforesaid ruling (a copy of the ruling is attached as Appendix C), within an application made to the Restructuring Department of the Tax Authority for a restructuring in accordance with the provisions of Section 104H of the Ordinance (the “Interested Public Tax Ruling”). This application therefore refers to all shareholders and holders of Equity Instruments that are not included in the definition of “Interested Public.”

2.	The Request

Determination of a withholding tax arrangement that will apply to the payment of the Total Consideration in the Merger that will be paid within the Merger transaction, except for what is addressed in the Interested Public Tax Ruling and except for the issues that are included in the Employee Options Tax Ruling.

3.	The Tax Arrangement and its Terms

In accordance with the factual data presented to us, including those in Section 1 above, I have decided as follows:

3.1
Withholding tax at source for the Total Consideration in the Merger that is paid to the shareholders and holders of Equity Instruments to Foreign Residents who received consideration in the framework of the Merger, will be in accordance with the provisions of Section 164 of the Ordinance, in accordance with the rates set forth in the Income Tax Regulations (Withholding from Consideration, Payment, or Capital Gains in the Sale of Securities, Sale of a Unit in a Trust Fund or Future Transaction), 5763-2002 (hereinafter: the “Withholding from Consideration Regulations”), and subject to the contents of the provisions set forth below.

[3]	It is noted to the best of the Company’s knowledge, the shareholders as stated above are not included among the Registered Shareholders.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
3.2	Withholding tax at source at the time of payment of the Consideration will be as follows:

3.2.1	The Consideration, which is paid by the Paying Trustee or the Tax Trustee for the shares listed in the names of the Israeli Stock Exchange Members, will be exempt from withholding tax at source. Therefore, the Paying Trustee or the Tax Trustee will transfer the Consideration as stated, in full, to the Foreign Brokers and/or to the Israeli Stock Exchange Members, together with a notice that this is gross consideration from which tax has not been deducted at source. The Israeli Stock Exchange Members will be responsible for withholding tax at source in accordance with the Ordinance and rates set forth in the Withholding from Consideration Regulations.

3.2.2	The identification of the Israeli Stock Exchange Members to which the Consideration is paid by way of the Foreign Brokers will take place by a declaration that will be transferred by the Israeli Stock Exchange Members, according to which they are Israeli Stock Exchange Members that hold shares in the Company for public shareholders.

3.2.3
The Consideration paid to the foreign resident public shareholders who hold their shares by way of Foreign Brokers or to the Registered Shareholders who are foreign residents, which declared their residence and that they purchased their shares after the same shares were listed for trade on the NASDAQ exchange (i.e. commencing April 1, 1985 and thereafter) and that they did not purchase the shares while they were Israeli residents and their entitlement to an exemption - on the declaration form attached as Appendix D to this Tax Ruling, will be exempt from withholding tax at source. Therefore, the Purchasing Company and/or Paying Trustee and/or Tax Trustee, as applicable, will transfer the portion of the Consideration as stated in full to the Foreign Brokers or to the Registered Shareholders, together with a notice that this is gross consideration from which tax was not withheld at source, provided that regarding the shareholders - the following conditions shall apply:

3.2.3.1	The consideration paid to one shareholder does not exceed a value of USD 500,000.

3.2.3.2	An individual shareholder shall present a foreign passport or confirmation of permanent residence in a foreign country.

3.2.3.3
A shareholder to which the paid Consideration exceeds USD 300,000 and/or that has Israeli citizenship in accordance with its declaration, will provide confirmation of residence that is certified by the tax authorities of the foreign country.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department

It will be clarified that in examining the ceilings in relation to the consideration paid in the amount of USD 500,000 and USD 300,000 in accordance with Sections 3.2.3.1 and Section 3.2.3.3 above, respectively: (a) the Total Consideration in the Merger will be taken into account; and (b) in the case of overlap between a shareholder and holder of Equity Instruments, the ceilings will be examined jointly in relation to the considerations paid for the shares, and the Equity Instruments to Foreign Residents.

3.2.4
From the consideration paid to the other shareholders, for which Sections 3.2.1-3.2.3 above are not met, the Israeli Paying Trustee will withhold tax at source from the consideration on the actual payment date to the shareholder in accordance with the rate set forth in the Withholding from Consideration Regulations or in accordance with a valid confirmation of withholding tax at source that will be provided by the tax assessing officer or the Professional Division of the Tax Authority regarding the rate of withholding tax at source from transactions in the capital market. Therefore, the Israeli Paying Trustee (or the Paying Trustee - as instructed by the Israeli Paying Trustee) will transfer part of the consideration as stated after withholding tax to the Foreign Brokers or Israeli Stock Exchange Members or shareholders, together with a notice that this is net consideration after withholding tax at source.

3.3
The Tax Trustee will transfer to shareholders and holders of Equity Instruments from which tax was withheld from the consideration in accordance with Section 3.2.4 above, a confirmation of withholding tax at source in accordance with the Income Tax Regulations (Confirmation of Withholding at Source), 5741-1980.

3.4
Withholding tax at source in accordance with Section 3.2.4 above will take place by way of the Israeli Paying Trustee which will be the “debtor” as defined in the Withholding from Consideration Regulations and will bear the full responsibility for the performance of withholding tax at source under the Tax Ruling and its transfer to the Tel Aviv 5 Tax Assessing Officer, subject to the provisions set forth in the Withholding from Consideration Regulations.

3.5
 The transfer of the consideration for shares of the Company from the Purchasing Company to the Paying Trustee or Tax Trustee, as well as the transfer of the consideration from the Paying Trustee to the Tax Trustee, will be exempt from withholding tax at source. Withholding tax at source will be carried out under the responsibility of the Paying Trustee or Tax Trustee and/or Israeli Stock Exchange Members, in accordance with the Tax Ruling, on the transfer date of the Consideration to the shareholders or holders of Equity Instruments of the Company.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
3.6
This Tax Ruling does not apply regarding the Consideration for shares (including restricted share units) and/or Equity Instruments, to which the provisions of Sections 3(i) or 102 of the Ordinance apply. For the avoidance of doubt, it is clarified that the provisions of the Ordinance and the Regulations thereunder shall apply to shares and/or Equity Instruments as stated, as applicable, and/or the provisions of other approvals provided by the Professional Division of the Tax Authority. Additionally, this Ruling does not apply to controlling shareholders of the Company as this term is defined in Section 3(i)(1)(c) of the Ordinance, including those appearing in Section 1.7 of your above-referenced application, and also does not apply to shareholders to whom the Interested Public Tax Ruling applies as stated in Section 1.13 above.

3.7
The tax amount withheld at source as stated, will be transferred to the Tel Aviv 5 Tax Assessing Officer by way of the Tax Trustee, all in accordance with the provisions set forth in the Withholding from Consideration Regulations.

3.8
With regard to the consideration paid to the holders of Equity Instruments to Foreign Residents who are employees of the Subsidiaries, and that did not perform any work for the companies during their time in Israel

3.8.1
The consideration paid to the holders of Equity Instruments to Foreign Residents who are employees of the Subsidiaries, and which did not perform any work for the companies during their stay in Israel, who declared their residency and entitlement to an exemption on a declaration form attached as Appendix E to this Tax Ruling (hereinafter in this Section 3.8: “Foreign Employees” or a “Foreign Employee,” as applicable), will be exempt from withholding tax at source, subject to the conditions set forth in Sections 3.8.1.1-3.8.1.3 below. Therefore, the Purchasing Company and/or the Paying Trustee and/or the Tax Trustee, as applicable, will transfer part of the consideration as stated in full to the Foreign Employees directly or by way of the Subsidiaries that employ the Foreign Employees, as applicable, together with a notice that this is gross consideration from which tax was not withheld at source. As stated, the exemption from withholding tax at source under this Section (3.8.1) is subject to the fulfillment of the following conditions:

3.8.1.1	The Consideration paid to one Foreign Employee does not exceed a value of USD 500,000.

3.8.1.2	The Foreign Employee is required to present a passport of a foreign country or confirmation of permanent residence in a foreign country.

3.8.1.3
A Foreign Employee to whom the consideration paid exceeds USD 300,000 and/or who has Israeli citizenship in accordance with his declarations will provide confirmation of residence that is certified by the tax authorities of the foreign country.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department

It is clarified that in examining the ceilings in relation to the consideration paid in the amount of USD 500,000 and USD 300,000 in accordance with Sections 3.8.1.1 and Section 3.8.1.3 above, respectively: (a) the Total Consideration in the Merger will be taken into account, which is the consideration for the Equity Instruments to Foreign Residents; and (b) in the case of overlap between a shareholder and/or holder of Equity Instruments, the ceilings will be examined jointly in relation to each of the considerations paid for the shares, and the Equity Instruments.

3.8.2
In the event that a Foreign Employee does not sign the declaration form attached as Appendix E, or does not meet the conditions set forth in Sections 3.8.1.1-3.8.1.3 above, the Israeli Paying Trustee will withhold tax at source from the consideration on the actual payment date to the Foreign Employee in accordance with the maximum tax rate set forth in the framework of the provisions of Section 121 of the Ordinance, or in accordance with a valid confirmation of withholding tax provided by the tax assessing officer or the Professional Division of the Tax Authority. In this case, the Paying Trustee and/or the Tax Trustee, as applicable, will transfer part of the consideration as stated after withholding the tax to the Foreign Employees directly or through the Subsidiaries who employ the Foreign Employees, as applicable, together with a notice that this is net consideration from which tax was withheld at source.

3.8.3
Withholding tax at source as stated in Section 3.8.2 above will take place by way of the Israeli Paying Trustee which will be the “payer” as defined in the Income Tax Regulations (Deduction from Payments for Services or Assets), 1977-1977 and will bear the full responsibility for the performance of withholding tax at source under this Tax Ruling and its transfer to the Tel Aviv 5 Tax Assessing Officer, subject to the provisions set forth in the Services and Assets Regulations.

3.8.4
The transfer of the consideration to the Foreign Employees from the Purchasing Company to the Paying Trustee (as well as part of the consideration due to the Equity Instruments to Foreign Employees, transferred from the Purchasing Company directly to the Company or to the Subsidiaries, in accordance with the contents of Section 1.6.6 above) or to the Israeli Paying Trustee, will be exempt from withholding tax at source. The withholding of tax at source will be performed in accordance with the Tax Ruling on the transfer date of the consideration from the Israeli Paying Trustee or the Company or the Subsidiaries to the holders of Equity Instruments to Foreign Residents.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
3.9
It is hereby clarified that each of the entities liable for withholding tax at source in accordance with the above may sell for the relevant shareholder a proportionate part of the shares of the Purchasing Company in order to complete the withholding tax at source that is owed (or alternatively - will transfer the withholding tax at source amount from financial means that will be transferred to it by a specific shareholder). For the purpose of calculating the withholding tax only, the value of the Purchasing Company’s shares transferred to the shareholders and/or the holders of the Equity Instruments of the Company, as the case may be, will be determined according to the multiplication of the amount of the Purchasing Company’s shares transferred – in accordance with the average closing price of the Purchasing Company’s shares on the three trading days preceding the day of the actual transfer of the shares (hereinafter: the “Value of the Purchasing Company’s Shares”). Accordingly, the original price of the shares of the Purchasing Company by the shareholders of the Company - will be the Value of the Purchasing Company’s Shares. Additionally, the purchase date of the shares will be the actual share transfer date.

General Provisions:

3.10
It should be emphasized that the tax arrangement detailed above is for withholding tax purposes only, and does not exhaust the final tax liability of all the shareholders, including the public shareholders and the owners of the Equity Instruments to Foreign Residents. Nothing in this Tax Ruling is intended to detract from the entitlement of a shareholder from the public or a holder of Equity Instruments to Foreign Residents, who considers himself entitled to a tax refund as stated, to contact the tax assessing officer directly, in order to receive the tax amount that was deducted at source and transferred to the withholding tax assessing officer. It will be clarified that the above will be done exclusively by submitting a report, as defined in Section 131 of the Ordinance, to the tax assessing officer. It is clarified that the above does not detract from the authority given in the Ordinance to the tax assessing officer.

3.11
It is clarified that the tax arrangement detailed above does not determine the classification of the tax event and/or the classification of the income and/or the amount of the income and its nature by all of the Offerees. It is emphasized that this Tax Ruling is not intended to determine the manner of treatment for tax purposes in the Company’s books. The contents of this Tax Ruling shall not serve as the preparation of an assessment for the Company, and nothing in this Tax Ruling shall limit the tax assessing officer in preparing the assessment, including with regard to consequences arising from the transaction as stated above with regard to the Law for the Encouragement of Capital Investments, with the exception of the issues of the withholding tax at source regulated in this Tax Ruling, and subject to it.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
3.12
This Tax Ruling was given subject to the accuracy of the facts, which were provided by you to us, and subject to your provision of all of the complete and relevant facts, including those appearing in this Tax Ruling. The Tax Authority may revoke this Tax Ruling, in whole or in part, immediately or retroactively, if it becomes evident that the details provided are incorrect and/or that material details were not provided.

3.13
This Tax Ruling will not constitute an assessment and/or confirmation of the facts as provided by you. The facts presented as stated will be examined by the relevant tax assessor during the assessment discussions.

3.14	The above will not bind the Capital Market, Insurance and Savings Division of the Ministry of Finance, the Bank of Israel, any other tax authority or other entity.

3.15
The Company, the Purchasing Company, each of the Subsidiaries, and the Israeli Paying Trustee, undertake to transfer to the Professional Division of the Tax Authority and to the Tel Aviv 5 Tax Assessing Officer, within 30 days from the date of this Tax Ruling, a letter in which they confirm acceptance of all of the terms of the Tax Ruling, as written and drafted and without reservation. In the event such a letter is not received, within the aforesaid time, this Tax Ruling will be regarded as a tax ruling that is not under agreement, and all of the provisions regarding withholding tax at source will be regarded as retroactively null and void.

Sincerely, /s/ Baruch Rabin Baruch Rabin Field Manager (Capital Raising and Finance)

Copies:
Mr. Roland Am-Shalem, CPA (Jurist) - Senior Vice President)
Mr. Nadav Nager, CPA - Manager of Senior Division - Professional
Mr. Ezra Sefer, Adv. - Netanya Tax Assessing Officer (520035320)
Mr. Ilan Adani, CPA - Tax Assessing Officer 4 Tel Aviv (515020428)
Mr. Tomer Gam Zu Letova, Adv. (CPA) - Senior Field Manager (Capital Market)
Ms. Hila Peretz, Adv. - Legal Advisor Capital Markets

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
Appendix D
In relation to shares (regarding Section 3.2.3 of the Ruling)

You are receiving this form "Declaration of Status For Israeli Income Tax Purposes" as a holder of ordinary shares (the "Shares") of RADA Electronic Industries Ltd. (the "Company”), in connection with the merger of the Company and Blackstart Ltd (the “Merger Sub”), an Israeli corporation and  a wholly-owned subsidiary of Leonardo DRS, Inc. (the “Purchaser”) pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of June 21, 2022, by and among the Company, the Purchaser, and Merger Sub (the "Merger" and the “Merger Agreement”).  The Shares shall be referred to herein as "Securities".

By completing this form in a manner that would substantiate your eligibility for an exemption from Israeli withholding tax, you will allow the Exchange Agent (American Stock Transfer & Trust Co LLC) or anyone on its behalf, your broker or any other withholding agent, or their authorized - representatives to exempt you from Israeli withholding tax.

This form is relevant to you only if all of the following conditions are met in full:

•	The purchase of Securities was made after the date of initial public offering of the Company on April 1, 1985 ("date of initial public offering").

•	You are the beneficial owner (directly or indirectly) of less than 5% of the Company’s issued Shares.

PART I	Identification and details of Security holder (including Eligible Israeli Brokers) (see instructions)
1. Name:	2. Type of Security holder (more than one box may be applicable):
(please print full name)	☐ Corporation (or Limited Liability Company) ☐ Individual ☐ Trust ☐ Partnership ☐ Other: _________________	☐ Bank ☐ Broker ☐ Financial Institution
3. For individuals only:	4. For all other Security holders:
Date of birth: ______/_____/______ month / day / year	Country of incorporation or organization:
Country of residence:	Registration number of corporation (if applicable):
Countries of citizenship (name all citizenships):
Taxpayer Identification or Social Security No. (if applicable):	Country of residence:
5. Permanent Address (state, city, zip or postal code, street, house number, apartment number):
6. Mailing Address (if different from above):	7. Contact Details: Name:______________ Capacity:_______________ Telephone Number (country code, area code and number): _______________________________________________
8. I hold the Securities of Company (mark X in the appropriate place):
☐          directly, as a Registered Holder
☐          through a Broker.  If you marked this box, please state the name of your Broker:  _________________

9. ☐ I am the beneficial owner (directly or indirectly) of less than 5% of the of the Company’s issued Shares.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
PART II	Declaration by Non-Israeli Residents (see instructions) „ Eligible Israeli Brokers should not complete this Part II
A. To be completed only by Individuals. I hereby declare that: (if the statement is correct, mark X in the following box)
A.1 ☐  I am NOT a “resident of Israel”, which means, among other things, that:

The State of Israel is not my permanent place of residence,

The State of Israel is neither my place of residence nor that of my family,

My ordinary or permanent place of activity is NOT in the State of Israel and I do NOT have a permanent establishment in the State of Israel,

I do NOT engage in an occupation in the State of Israel,

I do NOT own a business or part of a business in the State of Israel,

I am NOT insured by the Israeli National Insurance Institution,

I was NOT present (nor am I planning to be present) in Israel for 145 days or more during this tax year,

I was NOT present (nor am I planning to be present) in Israel for 30 days or more during this tax year, and the total period of my presence in Israel during this tax year and the two previous tax years is less than 425 days in total;

A.2 ☐ I acquired the Securities on or after the date of initial public offering and I was not an Israeli resident when I acquired the Securities.

A.3. ☐ The total payment value due to me with respect to my shares together with any other payments value with respect my options in the Company, does not exceed US$500,000.

A.4. ☐ To the extent that (i) the total payment due to me with respect to my shares and/or options in the Company, is more than US$300,000, or (ii) I am a citizen of Israel, I hereby enclose a stamped certificate of my tax residency.

A.5. ☐ I hereby enclose a copy of my passport or another approval of permanent stay out of Israel.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
B. To be completed by Corporations (except Partnerships and Trusts). I hereby declare that: (if correct, mark X in the following box)
B.1 ☐  The corporation is NOT a “resident of Israel”, which means, among other things, that:

The corporation is NOT registered with the Registrar of Companies in Israel,

The corporation is NOT registered with the Registrar of "Amutot" (non-profit organizations) in Israel,

The control of the corporation is NOT located in Israel,

The management of the corporation is NOT located in Israel,

The corporation does NOT have a permanent establishment in Israel, and

o          The corporation has no representatives present in Israel

o          The corporation’s organs (i.e. directors, management, etc.) are not engaged in the corporation’s activities directly or indirectly in Israel.

No Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner or with another who is an Israeli resident, 25.0% or more of any “means of control” in the corporation as specified below:

o          The right to participate in profits;

o          The right to appoint a director;

o          The right to vote;

o          The right to share in the assets of the corporation at the time of its liquidation; and

o          The right to direct the manner of exercising one of the rights specified above;

B.2 ☐ The corporation acquired the Securities on or after the date of initial public offering and was not an Israeli resident when it acquired the Securities.

B.3. ☐ The total payment value due to me with respect to my shares together with any other payments value with respect my options in the Company, does not exceed US$500,000.

B.4. ☐ To the extent that (i) the total payment due to me with respect to my shares and/or options in the Company, is more than US$300,000, or (ii) I am a citizen of Israel, I hereby enclose a stamped certificate of my tax residency.

C. To be completed by Partnerships. I hereby declare that: (if correct, mark X in the following box)
C.1 ☐  The partnership is NOT an Israeli resident which means, among other things, that:

The partnership is NOT registered with the Registrar of Partnerships in Israel,

The control of the partnership is NOT located in Israel,

The management of the partnership is NOT located in Israel,

The partnership does NOT have a permanent establishment in Israel,

NO Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner or with another who is an Israeli resident, 25.0% or more of any right in the partnership or, of the right to direct the manner of exercising any of the rights in the partnership, and

NO partner in the partnership is an Israeli resident;

C.2 ☐  The partnership acquired the Securities on or after the date initial public offering and was not an Israeli resident when it acquired the Securities.

C.3. ☐ The total payment value due to me with respect to my shares together with any other payments value with respect my options in the Company, does not exceed US$500,000.

C.4. ☐ To the extent that (i) the total payment due to me with respect to my shares and/or options in the Company, is more than US$300,000, or (ii) I am a citizen of Israel, I hereby enclose a stamped certificate of my tax residency.

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
D. To be completed by Trusts. I hereby declare that: (if correct, mark X in the following box)
D.1 ☐  The trust is NOT an Israeli resident, and:

All settlors of the trust are NOT Israeli residents,

All beneficiaries of the trust are NOT Israeli residents, and

D.2 ☐  The trust acquired the Securities on or after the date of initial public offering and was not an Israeli resident when it acquired the Securities.

D.3. ☐ The total payment value due to me with respect to my shares together with any other payments value with respect my options in the Company, does not exceed US$500,000.

D.4. ☐ To the extent that (i) the total payment due to me with respect to my shares and/or options in the Company, is more than US$300,000, or (ii) I am a citizen of Israel, I hereby enclose a stamped certificate of my tax residency.A.4. ☐ To the extent that (i) the total payment due to me with respect to my shares and/or options in the Company, is more than US$300,000, or (ii) I am a citizen of Israel, I hereby enclose a stamped certificate of my tax residency.

PART III	Declaration by Israeli Bank, Broker or Financial Institution (see instructions)	Non-Israeli Residents should not complete this Part III
I hereby declare that: (if correct, mark X in the following box)

A.1 ☐  I am a bank, broker or financial institution that is a “resident of Israel” within the meaning of that term in Section 1 of the Ordinance (See Part II), I am holding the Shares, solely on behalf of beneficial shareholder(s) and I am subject to the provisions of the Ordinance and the regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the shares consideration payment (if any) made by me to such beneficial shareholder(s) with respect to Shares in connection with the Merger.

Note: the foregoing declaration to be made in connection with the payment of the consideration due at closing.

PART IV	Certification. By signing this form, I also declare that:
I understood this form and completed it correctly and pursuant to the instructions.

I provided accurate, full and complete details in this form.

I am aware that providing false details constitutes a criminal offense.

I am aware that this form may be provided to the Israeli Tax Authority, in case the Israeli Tax Authority so requests, for purposes of audit or otherwise.

SIGN HERE
	Signature of Security Holder	Date	Capacity in which acting (or individual authorized to sign on your behalf)

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
Appendix E

In relation to the consideration paid to owners of Equity Instruments to Foreign Residents who are employees of the Subsidiaries, and who did not perform any work for the companies during their time in Israel (section 3.8 of the Ruling)

DECLARATION OF STATUS FOR ISRAELI INCOME TAX PURPOSES – EQUITY AWARD HOLDERS

You are receiving this form, "Declaration of Status For Israeli Income Tax Purposes", as a holder of options to purchase ordinary shares of RADA Electronic Industries Ltd. (the “Company”), and in connection with the merger between the Company and Blackstart Ltd (the “Merger Sub”), an Israeli corporation and a wholly-owned subsidiary of Leonardo DRS, Inc. (the “Purchaser”) pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of June 21, 2022, by and among the Company, the Purchaser, and Merger Sub (the “Merger Agreement”).

By completing this form in a manner that would substantiate your eligibility for an exemption from Israeli withholding tax, you will allow the Purchaser, the Exchange Agent (American Stock Transfer & Trust Co LLC) and anyone on its behalf, your broker or any other withholding agent, or their authorized representatives - to exempt you from Israeli withholding tax.

PART I	Identification and details of the Option holder) –
1. Name:
(please print full name)
2. For Option holders who are individuals only:
Date of birth: ______/_____/______ month / day / year
Countries of citizenship (name all citizenships):
Country of residence:
Taxpayer Identification or Social Security No. (if applicable):
3. Permanent Address (state, city, zip or postal code, street, house number, apartment number):
4. Mailing Address (if different from above):	5. Contact Details: Name:______________ Capacity:_______________ Telephone Number:___________________ (country code, area code and number): _______________________________________________
2 Name of employer company:

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515

Israel Tax Authority

Professional Division

Capital Markets Taxation Department
PART II	Declaration by Non-Israeli Residents
A. Declaration. I hereby declare that: (if the statement is correct, mark X in the following box)
A.1 ☐         I am NOT a “resident of Israel”, and at the time of issuance of the Options to me was not, a “resident of Israel” for tax purposes, which means, among other things, that:

•          The State of Israel is not my permanent place of residence,

•          The State of Israel is neither my place of residence nor that of my family,

•          My ordinary or permanent place of activity is NOT in the State of Israel and I do NOT have a permanent establishment in the State of Israel,

•          I do NOT engage in an occupation in the State of Israel,

•          I do NOT own a business or part of a business in the State of Israel,

•          I was NOT present (nor am I planning to be present) in Israel for 183 days or more during this tax year,

•          I was NOT present (nor am I planning to be present) in Israel for 30 days or more during this tax year, and the total period of my presence in Israel during this tax year and the two previous tax years is less than 425 days in total.

A.2. ☐ I was not granted the Options for work or services that performed in the State of Israel nor have I provided services to the Company or its subsidiaries while in the State of Israel.

A.3. ☐ The total payment value due to me with respect to my Options together with any other payments value with respect my shares in the Company, does not exceed US$500,000.

A.4. ☐ To the extent that (i) the total payment due to me with respect to my shares and/or options in the Company, is more than US$300,000, or (ii) I am a citizen of Israel, I hereby enclose a stamped certificate of my tax residency.

A.5. ☐ I hereby enclose a copy of my passport or another approval of permanent stay out of Israel.

PART III	Certification. By signing this form, I also declare that:
•          I understood this form and completed it correctly and pursuant to the instructions.

•          I provided accurate, full and complete details in this form.

•          I am aware that providing false details constitutes a criminal offense.

•          I am aware that this form may be provided to the Israel Tax Authority, in case the Israel Tax Authority so requests, for purposes of audit or otherwise.

SIGN HERE
	Date	Signature of Company	Option Holder

125 Menachem Begin Street, Tel Aviv 6701201 18th Floor. Tel: 074-7614776 Fax: 076-8090515